FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2014

QUEBECOR MEDIA INC.

(Name of Registrant)

612, St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1-	Press release issued by Quebecor Media dated March 26, 2014

PRESS RELEASE

For immediate release

Quebecor Media Inc. Announces Notice of Redemption for All of its 7 3⁄4% Senior Notes

due 2016 Issued on October 5, 2007

Montréal, March 26, 2014 – Quebecor Media Inc. (“Quebecor Media”) today announced that it has issued a notice of redemption for all of its 7 3⁄4% Senior Notes due March 15, 2016 (CUSIP 74819RAK2) issued on October 5, 2007 (the “Notes”). A notice of redemption (the “Redemption Notice”) pursuant to the terms of the indenture, dated as of October 5, 2007, governing the Notes (the “Indenture”) is being distributed by U.S. Bank, National Association, the trustee under the Indenture. The Redemption Notice issued today states that the redemption date is April 25, 2014 (the “Redemption Date”), and the redemption price is 100.000% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the Redemption Date. Questions regarding this redemption should be directed to U.S. Bank, National Association, by telephone at 1-800-934-6802 or by facsimile at (216) 623-9202.

This announcement does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful. The securities mentioned herein have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the securities in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws.

About Quebecor Media

Quebecor, a Canadian telecommunications, entertainment and news media leader, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is firmly based in Québec. It holds a 75.36% interest in Quebecor Media, which employs more than 15,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: twitter.com/QuebecorMedia

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,”

“estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward looking statements, you are encouraged to read “Item 3. Key Information – Risk Factors” as well as statements located elsewhere in Quebecor Media’s annual report on Form 20-F for the year ended December 31, 2013. Each of these forward-looking statements speaks only as of the date of this press release. We will not update these statements unless applicable securities laws require us to do so.

For more information, please contact:

Jean-Francois Pruneau

Senior Vice President and Chief Financial Officer

Quebecor Media Inc.

514-380-4144

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC,

By:	/s/ Chloé Poirier
Chloé Poirier Vice President and Treasurer

Date:	March 27, 2014